CERTIFICATE OF FORMATION

SORSOAP LLC
0450403726

The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 07/30/2019 and was assigned identification number 0450403726. Following are the articles that constitute its original certificate.

1. **Name:**
   SORSOAP LLC

2. **Registered Agent:**
   DAVID RESTIANO

3. **Registered Office:**
   68 MORSELL DRIVE NORTH
   BRICK, NEW JERSEY 08723

4. **Business Purpose:**
   TO CREATE PRODUCTS THAT AID IN THE RECOVERY AND PAIN RELIEF OF CUSTOMERS. +

5. **Duration:**
   PERPETUAL

6. **Effective Date of this Filing is:**
   07/30/2019

7. **Members/Managers:**
   DAVID RESTIANO
   68 MORSELL DRIVE NORTH
   BRICK, NEW JERSEY 08723

   DANIEL STAATS
   2204 NORTH RD
   POINT PLEASANT BORO, NEW JERSEY 08742

8. **Main Business Address:**
   68 MORSELL DRIVE NORTH
   BRICK, NEW JERSEY 08723

   Signatures:
   MARSHA SIHA
   AUTHORIZED REPRESENTATIVE

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NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

SORSOAP LLC
0450403726



Certificate Number : 4083408922
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

IN TESTIMONY WHEREOF, I have
hereunto set my hand and
affixed my Official Seal
30th day of July, 2019

Elizabeth Maher Muoio
State Treasurer

NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

SORSOAP LLC
0450403726



Certificate Number : 4083408922
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal 30th day of July, 2019

Elizabeth Maher Muoio
State Treasurer